Law Offices of

Paul, Hastings, Janofsky & Walker LLP

55 Second Street, 24th Floor

San Francisco, California 94105-3441

Telephone (415) 856-7000

Facsimile (415) 856-7100

Internet www.paulhastings.com

May 4, 2005

VIA EDGAR CORRESPONDENCE FILING

Secretary

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Critical Path, Inc. Form S-3 Filed on April 4, 2005 Registration Number 333-123860

Sir or Madam:

On behalf of Critical Path, Inc. (the “Company”), attached please find the Company’s pre-effective amendment to its registration statement on Form S-3 (File No. 333-123860).

In addition, we offer the following response to the comment of Karen J. Garnett of the Commission’s staff in a letter dated April 18, 2005 regarding the registration statement, filed on Form S-3 with the Securities and Exchange Commission on April 4, 2005 (the “Registration Statement”). We have reproduced Ms. Garnett’s comment below, together with our written response to the comment.

General

“We note that you have excluded from your Annual Report on Form 10-K Management’s Report on Internal Control over Financial Reporting required by Section 404 of the Sarbanes-Oxley Act. We also note your reliance on the Commission’s order under Section 36 of the Exchange Act Granting an Exemption. However, please note that we will not be in a position to declare this registration statement effective until you amend your Form 10-K to include the Management’s Report on Internal Control over Financial Reporting and related auditor attestation report. “

Securities and Exchange Commission

Response:

The Company has filed an amendment to its Form 10-K to include the Management’s Report on Internal Control over Financial Reporting and related auditor attestation report which has been incorporated by reference in the Company’s pre-effective amendment to the Registration Statement.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (415) 856-7025, or by facsimile at (415) 856-7125.

Sincerely,

/s/ Dan Dashiell

Dan Dashiell

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:	Michael Zukerman, Esq. (via email)

Gregg Vignos, Esq. (via email)